November 5, 2024

Andresian D   Rozario
Chief Executive Officer and Chairman of the Board
Vantage Corp (Singapore)
#05-06, Level 5, 51 Cuppage Road
Singapore 229469

       Re: Vantage Corp (Singapore)
           Registration Statement on Form F-1
           Filed October 9, 2024
           File No. 333-282566
Dear Andresian D   Rozario:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2024 letter.

Registration Statement on Form F-1 filed October 9, 2024
Prospectus Summary
Our Corporate Structure and History, page 5

1. The organizational structure of Vantage Singapore presented on page 6 shows that five shareholders each owns 14.55% of Vantage Singapore and 27.25% is owned by minority shareholders. Reconcile these percentages with the Acting-in-concert Deed
       of Confirmation by and among the Majority Shareholders    that was
entered into on
       September 20, 2024 and filed on Exhibit 10.2 which states that the five shareholders each own 20% of Vantage Singapore.
Financial Statements, page F-1

2. We note your response to prior comment 5 and refer you to comment 9 in our July 23,
 November 5, 2024
Page 2

       2024 comment letter. Your next amendment must include audited financial statements of the registrant, Vantage Corp., to comply with Item 4 of Form F-1 and
Item 8 of
       Form 20-F. We suggest that you contact us by telephone in advance of filing your next amendment if you require further guidance concerning this requirement.
Notes to the Consolidated Financial Statements
1. Organization and Principal Activities
Reorganization, page F-7

3. We note that in response to prior comment 7 you identify five individuals as a control group for Vantage Singapore, and only one of those individuals as having control over
       Vantage Dubai, notwithstanding the ten percent interests held by two additional members of the control group.

       Since the same group of individuals do not similarly share control over Vantage
       Dubai, presenting combined financial statements as if the entities had been under common control, would not be appropriate. As such, the combined financial statements currently presented should be replaced with separate audited financial statements of Vantage Singapore and Vantage Dubai, covering the most recently completed two fiscal years for Vantage Singapore, and the period from the date of formation through the end of the most recently completed fiscal year for Vantage
       Dubai.

       Please revise disclosures throughout the filing as necessary to reflect this distinction, including disclosures on page F-7 to clarify that there are five individuals that comprise the control group for Vantage Singapore, rather than three shareholders as presently reported.

       Please also expand the disclosures within or adjacent to the various organization charts to identify the individuals or entities involved in forming Vantage Corp. and
       Vantage (BVI) Corporation on April 2, 2024, and who will be holding those interests until the reorganization occurs.
General

4. As you will need to present separate financial statements for Vantage Singapore and
       Vantage Dubai, you will also need to present pro forma financial statements to illustrate the reorganization and offering proceeds, to the extent of the firm commitment, in accordance with Article 11 of Regulation S-X. With regard to the accounting that may apply to the contribution of Vantage Dubai, please refer to and address the guidance in SAB Topic 5:G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 November 5, 2024
Page 3

statement.

       Please contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Yong Kim, Staff
Accountant, at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at
202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Lawrence Venick, Esq.